Registration No. 33-67538

Farm Bureau Life Annuity Account

Individual Flexible Premium Deferred Variable Annuity Contract

Issued By

Farm Bureau Life Insurance Company

ANNUAL NOTICE

May 1, 2026

This Annual Notice for the individual flexible premium deferred variable annuity contract (the “Contract”) issued by Farm Bureau Life Insurance Company provides you with an update of changes to your Contract that have occurred since April 30, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Investment Options available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.

The most recent prospectus for the Contract, dated April 30, 2019, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent audited financial statements of the Farm Bureau Life Annuity Account online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Definitions	3
Updated Information About Your Contract	4
Important Information You Should Know About the Contract	5
APPENDIX: Investment Options Available Under the Contract	9

DEFINITIONS

Account: Farm Bureau Life Annuity Account.

Cash Value: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

The Company (“we”, “us” or “our”): Farm Bureau Life Insurance Company.

Contract: The individual flexible premium deferred variable annuity contract, which term includes the basic contract described in the Contract prospectus, the contract application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Contract Anniversary: The same date in each Contract Year as the Contract Date.

Contract Date: The date on which the Company receives a properly completed application. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

Contract Year: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Declared Interest Option: An investment option under the Contract funded by the Company’s General Account. It is not part of, nor dependent upon, the investment performance of the Account.

Fund or Portfolio: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company or unit investment trust in which the Account invests.

General Account: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Owner (“you” or “your”): The person who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

SEC: The U.S. Securities and Exchange Commission.

Subaccount: A subdivision of the Account which invests its assets exclusively in a corresponding Investment Option.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Annual Notice is a summary of certain Contract features that have changed since April 30, 2025 . This may not reflect all of the changes that have occurred since you entered into your Contract.

Effective December 31, 2025, the Opportunistic Small Cap Portfolio of BNY Mellon Variable Investment Fund was renamed the Small Cap Portfolio, as reflected in the Appendix to this Annual Notice.

In reliance on relief from the SEC staff ("SEC Relief"), we may temporarily delay the payment of proceeds from a surrender or partial withdrawal attributable to the Subaccounts if we reasonably believe that financial exploitation of an Owner, who is (i) age 65 or older, or (ii) age 18 or older who we reasonably believe has a mental or physical impairment that renders them unable to protect their own interests, has occurred, is occurring, has been attempted, or will be attempted. Subject to the conditions of the SEC Relief, payment of the proceeds may be delayed for up to 55 Business Days. During the period of any such payment delay, the proceeds will be held in the Federated Hermes Government Money Fund II Subaccount as we investigate and work with appropriate regulatory and other lawful authorities to resolve the matter. No later than two Business Days after the temporary hold has been imposed, we will provide oral or written notice of the temporary hold and the reason for the temporary hold to the Owner, a trusted contact person the Owner previously identified to us and any other person(s) eligible to submit orders related to the Contract, unless we suspect the other person(s) of having engaged in, engaging in, having attempted or attempting financial exploitation of the Owner.

You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266 to request additional information and to ask questions about our ability to temporarily delay the payment of proceeds in reliance on the SEC Relief.

IMPORTANT INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT

An investment in the Contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

FEES, EXPENSES AND ADJUSTMENTS	LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?

Yes. If you withdraw money from your Contract during the first 6 Contract Years, you may be assessed a Surrender Charge of up to 6% of the amount withdrawn. After the first Contract Year, you may withdraw a maximum of 10% of your Cash Value each Contract Year without incurring a Surrender Charge.

For example, if you were to make a withdrawal during the first Contract Year after your Contract purchase (and your Cash Value is $100,000), you could be assessed a charge of up to $6,000. This loss could be greater if you have to pay taxes and tax penalties.

Charges and Deductions
Are There Transaction Charges?

Yes. In addition to Surrender Charges, you may also be charged for other transactions. These charges are as follows:

Transfer Charge. We currently do not assess a transfer charge for the first twelve transfers during a Contract Year. We impose a transfer charge of $25 for the thirteenth and each subsequent transfer in a Contract Year.

Charges and Deductions
Are There Ongoing Fees and Expenses?

Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.

Charges and Deductions

Annual Fee	Minimum	Maximum
Base Contract[1]	1.30%	1.30%
Investment Options (portfolio company fees and expenses)[2]	0.09%	1.43%

[1] We calculate the Base Contract fee by dividing the total amount we receive

FEES AND EXPENSES	LOCATION IN PROSPECTUS

from the annual administrative charge and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.

[2] As a percentage of Investment Option assets.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

Lowest Annual Cost: $1,270.19	Highest Annual Cost: $2,342.25

Assumes:

●     Investment of $100,000

●     5% annual appreciation

●     Least expensive Investment Option fees and expenses

●     No optional benefits

●     No sales charges

●     No additional purchase payments, transfers, or withdrawals

Assumes:

●     Investment of $100,000

●     5% annual appreciation

●     Most expensive Investment Option fees and expenses

●     Most expensive combination of optional benefits

●     No sales charges

●     No additional purchase payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in the Contract, including loss of principal.	The Company, Account and Investment Options
Is This a Short-Term Investment?

No. This Contract is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

●     We apply a Surrender Charge with respect to withdrawals during the first 6 Contract Years. It will reduce the value of your Contract if you withdraw money during that time.

●     You may have to pay taxes and tax penalties on amounts withdrawn from the Contract.

●     Tax deferral is more beneficial to investors with a long-time horizon.

Description of Annuity Contract Charges and Deductions
What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

The Company, Account and Investment Options The Declared Interest Option

What Are the Risks Related to the Insurance Company?

An investment in the Contract is subject to the risks related to Farm Bureau Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll- free at 1-800-247-4170 or writing to: Farm Bureau Life, 5400 University Avenue, West Des Moines, Iowa 50266.

The Company, Account and Investment Options The Declared Interest Option
RESTRICTIONS	LOCATION IN PROSPECTUS
Are There Restrictions on the Investment Options?

Yes. Currently, the first twelve transfers in a Contract Year may be effected without a transfer charge. But we impose a transfer charge of $25 for the thirteenth and each subsequent transfer in a Contract Year. We have the right to suspend telephone transfer and facsimile request privileges and reject facsimile requests.

Only one transfer per Contract Year is permitted between the Declared Interest Option and any or all of the Subaccounts.

We also reserve the right to change the method of crediting interest to the Declared Interest Option, provided that such changes do not reduce the guaranteed interest rate below 3% per annum or shorten the period for which the current interest rate applies to less than a Contract Year.

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Account holds or that the Account may purchase. We also reserve the right to limit or restrict premium payments.

Charges and Deductions The Declared Interest Option – Transfers from Declared Interest Option The Company, Account and Investment Options – Addition, Deletion, or Substitution of Investments
Are There any Restrictions on Contract Benefits?

Yes. You may not participate in the dollar cost averaging program and the automatic rebalancing program or systematic withdrawal program at the same time. We may terminate the automatic rebalancing, dollar cost averaging, and systematic withdrawal programs at any time.

We offer optional benefits under the Contract that provide additional death benefits. We do not have the right to terminate an optional benefit you have elected in our sole discretion.

Description of Annuity Contract – Incremental Death Benefit Rider
TAXES	LOCATION IN PROSPECTUS
What Are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit to you if the Contract was purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

Federal Tax Matters

CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
How Are Investment Professionals Compensated?

We have discontinued new sales of the Contracts to the public. We summarize below the kinds of compensation paid in connection with past sales of the Contract and on an ongoing basis.

Investment professionals receive compensation for selling the Contract to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale

Distribution of the Contracts

of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

These investment professionals have a financial incentive to offer or recommend the Contract over another investment.

Should I Exchange My Contract?

Because the Contract is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing contract you own with a new purchase of this Contract. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. Thus, in general, you should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate your current Contract that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

The Contract

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Options available under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone number above.

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
	BNY MELLON
Long-term capital appreciation	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.—Service Class The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.91%	15.67%	11.65%	13.27%
Long-term capital growth consistent with preservation of capital	BNY Mellon Variable Investment Fund: Appreciation Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Fayez Sarofim and Co. (Subadviser)	0.85%	10.07%	9.37%	12.92%
Long-term capital growth, current income and growth of income, consistent with reasonable investment risk	BNY Mellon Variable Investment Fund: Growth & Income Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.70%*	16.83%	14.22%	14.66%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Capital growth	BNY Mellon Variable Investment Fund: Small Cap Portfolio—Initial Class (formerly Opportunistic Small Cap Portfolio) The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.83%*	10.99%	4.26%	7.83%
	CALVERT VARIABLE TRUST, INC.
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CVT NASDAQ-100 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.49%*	20.39%	14.73%	19.09%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CVT Russell 2000® Small Cap Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.40%*	12.45%	5.83%	9.32%
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CVT S&P MidCap 400 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.33%*	7.14%	8.77%	10.37%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
	FEDERATED HERMES INSURANCE SERIES
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.63%*	3.73%	2.80%	1.73%
High current income and moderate capital appreciation	Federated Hermes Managed Volatility Fund II—Primary Shares Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (Advisers)	0.97%*	7.03%	6.56%	6.85%
Current income	Federated Hermes Quality Bond Fund II— Primary Shares Federated Hermes Investment Management Company (Adviser)	0.74%*	7.08%	1.10%	2.99%
	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
Long-term capital appreciation	Fidelity® VIP Contrafund® Portfolio— Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.54%	21.52%	15.37%	15.78%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Capital appreciation	Fidelity® VIP Growth Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.55%	14.92%	13.70%	17.45%
High total return through combination of current income and capital appreciation	Fidelity® VIP Growth & Income Portfolio —Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.47%	21.50%	16.11%	13.84%
High level of current income, while also considering growth of capital	Fidelity® VIP High Income Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	1.06%*	10.31%	4.00%	5.34%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	Fidelity® VIP Index 500 Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.09%	17.78%	14.31%	14.70%
Long-term growth of capital	Fidelity® VIP Mid Cap Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.80%	11.49%	9.83%	10.31%
Long-term growth of capital	Fidelity® VIP Overseas Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.72%	20.39%	6.62%	7.93%
	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
High total return	Franklin Global Real Estate VIP Fund— Class 2 Franklin Templeton Institutional, LLC (Adviser)	1.25%*	7.93%	2.36%	3.03%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Capital appreciation, with income as a secondary goal	Franklin Mutual Shares VIP Fund— Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.94%	11.52%	9.20%	7.53%
Long-term total return	Franklin Small Cap Value VIP Fund— Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.91%*	7.65%	8.86%	9.81%
Long-term capital growth	Franklin Small-Mid Cap Growth VIP Fund —Class 2 Franklin Advisers, Inc. (Adviser)	1.09%*	2.52%	1.03%	9.89%
Income	Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.79%	6.69%	0.02%	1.14%
Long-term capital growth	Templeton Growth VIP Fund—Class 2 Templeton Global Advisors Limited (Adviser)	1.12%*	23.83%	7.95%	7.04%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
Capital growth	LVIP American Century Capital Appreciation Fund-Standard Class II Lincoln Financial Investments Corporation (Adviser) American Century Investment Management, Inc. (Sub-adviser)	0.79%*	6.72%	5.16%	11.47%
Long-term total return	LVIP American Century Inflation Protection Fund-Standard Class II Lincoln Financial Investments Corporation (Adviser) American Century Investment Management, Inc. (Sub-adviser)	0.47%*	6.60%	0.87%	2.87%
Long-term capital growth and income as a secondary goal	LVIP American Century Mid Cap Value Fund-Standard Class II Lincoln Financial Investments Corporation (Adviser) American Century Investment Management, Inc. (Sub-adviser)	0.86%*	8.99%	8.89%	9.12%
Long-term capital growth	LVIP American Century Ultra Fund - Standard Class II Lincoln Financial Investments Corporation (Adviser) American Century Investment Management, Inc. (Sub-adviser)	0.75%*	12.84%	11.68%	17.16%
Long-term capital growth and income as a secondary goal	LVIP American Century Value Fund- Standard Class II Lincoln Financial Investments Corporation (Adviser) American Century Investment Management, Inc. (Sub-adviser)	0.71%*	16.02%	11.65%	10.23%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Capital appreciation with achieving current income by investing in equity securities as a secondary goal	LVIP J.P. Morgan Mid Cap Value Fund— Standard Class Lincoln Financial Investments Corporation (Adviser) J.P. Morgan Investment Management Inc. (Subadviser)	0.74%	4.72%	9.63%	8.77%
Capital growth over long term	LVIP J.P. Morgan Small Cap Core Fund—Standard Class Lincoln Financial Investments Corporation (Adviser) J.P. Morgan Investment Management Inc. (Subadviser)	0.77%	10.27%	6.40%	8.95%
	T. ROWE PRICE EQUITY SERIES
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	All-Cap Opportunities T. Rowe Price Associates, Inc. (Adviser)	0.80%*	16.30%	12.22%	16.93%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74%	14.36%	11.17%	10.51%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Long-term capital appreciation by investing earnings in common stocks of medium sized companies with potential for above-average earnings growth	Mid-Cap Growth Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.84%	3.55%	3.84%	9.81%
Highest total return over time consistent with emphasis on both capital growth and income	Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85%*	14.50%	5.50%	7.84%
	T. ROWE PRICE INTERNATIONAL SERIES
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95%*	18.41%	3.92%	7.10%

*These Investment Options and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Contract Owners and will continue until at least April 30, 2027.

The following describes the Declared Interest Option currently available under the Contract. We may change the method of crediting interest to the Declared Interest Option, provided that such changes do not reduce the guaranteed interest rate below 3% per annum or shorten the period for which the current interest rate applies to less than a Contract Year. We will provide you with written notice before doing so. For more information about the Declared Interest Option, please refer to “The Declared Interest Option” in your Contract prospectus.

Name	Term	Minimum Guaranteed Interest Rate
Declared Interest Option	1 Contract Year	3%

[Back Cover Page]

Please retain this Annual Notice with your Contract prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated April 30, 2019. Both documents contain additional important information about the Contract. You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266, to request additional information and to ask questions about your Contract.

Reports and other information about the Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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